UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
SUPERIOR WELL SERVICES, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
86837X105
(CUSIP Number of Class of Securities)

David E. Wallace
Chief Executive Officer
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Brett E. Braden
Michael E. Dillard
Latham & Watkins LLP
717 Texas Avenue, Suite 1600
Houston, Texas 77002
(713) 546-5400
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Superior Well Services, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Diamond Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Nabors Industries Ltd., a Bermuda exempt company, disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on August 12, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2010, to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), at a purchase price of $22.12 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 11, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.
Item 2. Identity and Background of Filing Person.
The second sentence of the third paragraph under the heading “Tender Offer” on page 3 is hereby amended and restated as follows:
     “For the complete terms of the Offer, holders of the Shares are referred to the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and which are incorporated herein by reference.”
The first paragraph on page 4 is hereby amended and restated as follows:
     “All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent, and the Company has not independently verified such information or the existence or occurrence of any circumstances or events that have not been disclosed by Parent but that may affect the significance, completeness or accuracy of such information.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
The second paragraph under the heading “Reductions for Parachute Payments” on page 7 is hereby amended and restated as follows:
     “For the complete terms of the employment agreements, holders of the Shares are referred to such employment agreements, which are included as Exhibits (e)(2) through (e)(7) hereto and are incorporated herein by reference.”
The first paragraph on page 9 is hereby amended and restated as follows:
     “For the complete terms of the Indemnification Agreements, holders of the Shares are referred to the Indemnification Agreements, which are included as Exhibits (e)(8) through (e)(17) hereto and are incorporated herein by reference.”
The fourth paragraph under the heading “Representation on the Board of Directors” on page 10 is hereby amended and restated as follows:
     “For the complete terms regarding representation on the Board of Directors, holders of the Shares are referred to the Merger Agreement, which has been included as Exhibit (e)(1) hereto and is incorporated herein by reference.”

The second sentence in the first paragraph under the heading “Arrangements between the Company and Parent and Purchaser — Merger Agreement” on page 10 is hereby amended and restated as follows:
     “For the complete terms of the Merger Agreement, holders of the Shares are referred to the Merger Agreement, which has been included as Exhibit (e)(1) hereto and is incorporated herein by reference.”
The second and third sentences in the second paragraph under the heading “Arrangements between the Company and Parent and Purchaser — Merger Agreement” on page 10 are hereby deleted and replaced with the following sentence:
     “The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement.”
The third sentence on page 11 is hereby deleted and replaced with the following sentence:
     “For the complete terms of the Confidentiality Agreements, holders of the Shares are referred to the Confidentiality Agreements, which have been included as Exhibits (e)(19) and (e)(20) hereto and are incorporated herein by reference.”
Item 4. The Solicitation or Recommendation.
The first sentence under the heading “Reasons for the Recommendation of the Board of Directors” on page 16 is hereby amended and restated as follows:
     “In evaluating the Offer and the Merger, the Board of Directors consulted with the Company’s senior management, the Company’s legal advisor, Latham & Watkins LLP, and the financial advisor to the Board of Directors, Simmons, and, in the course of reaching its determination to approve the Merger Agreement, the Offer, the Merger and the Contemplated Transactions and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger, the Board of Directors considered the following material factors and benefits of the Offer and the Merger in determining to accept the Offer and to recommend that the Company’s stockholders accept the Offer:”
The second sentence in the second paragraph under the heading “Projected Financial Information Regarding the Company” on page 19 is hereby amended and restated as follows:
     “None of Parent, Simmons or their respective affiliates assumes any responsibility for the accuracy of this information.”
The first and second sentences in the third paragraph under the heading “Opinion of Simmons” on page 20 are hereby deleted and replaced with the following sentence:
     “For the complete terms of Simmons’ opinion, holders of the Shares are referred to the full text of Simmons’ written opinion to the Board of Directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken. The full text of Simmons’ written opinion is attached as Annex II.A hereto and is incorporated by reference herein in its entirety.”

Item 6. Interest in Securities of the Subject Company.
Item 6 of the Schedule 14D-9 is hereby amended and restated as follows:
     “No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following:
•	Certain of the Company’s directors and officers, each in his capacity as a stockholder of the Company, entered into the Voting Agreement, dated August 6, 2010, with Parent and Purchaser, as described under Item 3 above; and

•	On June 28, 2010, pursuant to and in accordance with the Company’s defined contribution profit sharing/401(k) retirement plan, the Company made the following matching contributions to employee retirement plans. On that date, the closing price of the Shares was $17.14.

David E. Wallace	249 Shares
Rhys R. Reese	185 Shares
Thomas W. Stoelk	143 Shares
Daniel Arnold	138 Shares
Michael J. Seyman	138 Shares
Other employees*	18,537 Shares
*	Employees who are not executive officers or directors of the Company
•	On July 1, 2010, pursuant to and in accordance with the Company’s stock incentive plan, the Company granted a total of 2,250 Shares to three employees who are not executive officers or directors of the Company. On that date, the closing price of the Shares was $16.87.

•	See chart of transactions below.

	Date of	Number
Identity of Person	Transaction	of Shares	Price Per Share	Nature of Transaction
Jacob B. Linaberger	August 2, 2010	15,000	$19.13—$19.51	Sale effected
				pursuant to a Rule
				10b5-1 trading plan
				adopted by the
				officer on November
				14, 2009

	July 1, 2010	15,000	$16.43—$17.13	Sale effected
				pursuant to a Rule
				10b5-1 trading plan
				adopted by the
				officer on November
				14, 2009

	June 1, 2010	15,000	$14.90—$15.85	Sale effected
				pursuant to a Rule
				10b5-1 trading plan
				adopted by the
				officer on November
				14, 2009

Rhys R. Reese	August 3, 2010	15,000	$19.00—$19.10	Sale effected
				pursuant to a Rule
				10b5-1 trading plan
				adopted by the
				officer on November
				30, 2009

	July 6, 2010	15,000	$16.67—$17.07	Sale effected
				pursuant to a Rule
				10b5-1 trading plan
				adopted by the
				officer on November
				30, 2009

	June 1, 2010	15,000	$15.07—$15.57	Sale effected
				pursuant to a Rule
				10b5-1 trading plan
				adopted by the
				officer on November
				30, 2009”

Item 8. Additional Information.
The first sentence in the second paragraph under the heading “Appraisal Rights” on page 28 is hereby amended and restated as follows:
     “The foregoing information is only a summary of the rights of stockholders seeking appraisal rights under Delaware law and the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder.”
Item 9. Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated August 11, 2010 (incorporated herein by reference to Exhibit (a)(1)(A) to Purchaser’s Offer to Purchase Statement on Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(F)	IRS Form W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(3)*	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, attached as Annex I.

(a)(2)(A)	Joint Press Release, dated August 9, 2010, issued by Parent and the Company (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed August 9, 2010).

(a)(2)(B)*	Opinion of Simmons & Company International, dated August 6, 2010, attached as Annex II.A.

(e)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed August 9, 2010).

(e)(2)	Amended and Restated Employment Agreement between David E. Wallace and Superior Well Services, Inc. dated September 15, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 18, 2008).

(e)(3)	Amended and Restated Employment Agreement between Jacob B. Linaberger and Superior Well Services, Inc. dated September 15, 2008 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on September 18, 2008).

(e)(4)	Amended and Restated Employment Agreement between Rhys R. Reese and Superior Well Services, Inc. dated September 15, 2008 (incorporated by reference to Exhibit 10.3 to Form 8-K filed on September 18, 2008).

(e)(5)	Amended and Restated Employment Agreement between Thomas W. Stoelk and Superior Well Services, Inc. dated September 15, 2008 (incorporated by reference to Exhibit 10.4 to Form 8-K filed on September 18, 2008).

(e)(6)	Employment Agreement, dated as of December 21, 2009, by and between Superior Well Services, Inc. and Michael Seyman (incorporated by reference to Exhibit 10.1

Exhibit
Number	Description

to Form 8-K filed on December 24, 2009).

(e)(7)	Employment Agreement between Daniel Arnold and Superior Well Services, Inc., dated May 14, 2007 (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 8, 2007.

(e)(8)	Indemnification Agreement between David E. Wallace and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.7 to Form 8-K filed on August 3, 2005).

(e)(9)	Indemnification Agreement between Jacob B. Linaberger and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.8 to Form 8-K filed on August 3, 2005).

(e)(10)	Indemnification Agreement between Thomas W. Stoelk and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.9 to Form 8-K filed on August 3, 2005).

(e)(11)	Indemnification Agreement between Rhys R. Reese and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.10 to Form 8-K filed on August 3, 2005).

(e)(12)	Indemnification Agreement between Mark A. Snyder and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.12 to Form 8-K filed on August 3, 2005).

(e)(13)	Indemnification Agreement between David E. Snyder and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.13 to Form 8-K filed on August 3, 2005).

(e)(14)	Indemnification Agreement between Charles C. Neal and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.14 to Form 8-K filed on August 3, 2005).

(e)(15)	Indemnification Agreement between John A. Staley, IV and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.15 to Form 8-K filed on August 3, 2005).

(e)(16)	Indemnification Agreement between Anthony J. Mendicino and Superior Well Services, Inc. dated August 30, 2005 (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q filed on September 1, 2005).

(e)(17)	Indemnification Agreement between Daniel Arnold and Superior Well Services, Inc. dated May 14, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2007).

(e)(18)	Tender and Voting Agreement, dated as of August 6, 2010, by and among Parent, Purchaser, and the stockholders of the Company party thereto (incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed August 9, 2010).

(e)(19)**	Confidentiality Agreement, dated as of April 30, 2010, between the Company and Nabors Industries, Inc.

(e)(20)**	Confidentiality Agreement, dated as of May 20, 2010, between the Company and Nabors Industries, Inc.

*	previously filed

**	filed herewith

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SUPERIOR WELL SERVICES, INC.
By:	/s/ David E. Wallace
David E. Wallace
Chief Executive Officer

Dated: August 24, 2010